

INVEST IN **PERSOWN CONNECT, INC.**

Improving global health outcomes. Creating sustainable incomes.

persownconnect.com Jacksonville, FL

Highlights

1. Over 1 billion families in developing countries lack access to affordable healthcare & diagnostics
2. Our focus is on emerging consumers who can afford $.50 cents a week to purchase our services.
3. We will finance, equip, train and support Community Medical Technicians (CMTs), mostly women.
4. Our software business can be profitable in supporting 1 billion families across the globe.
5. We work with in-country health organizations that have 2+ million community health workers.
6. CMTs use our CareKit, including advanced technology & tools to deliver health in their communities.
7. CMT franchisees receive loans from regional microlenders to fund their CareKit and tech platform.
8. Our initial deployments will be in Ghana, Brazil and Nigeria.

Featured Investor



Mark O'Connell
Syndicate Lead

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Invested $10,000

Recently retired, Mark O'Connell held the role of President and CEO of Interac Corporation for 17 years.

"I believe that extending affordable basic health care services to the billions of people who live in the developing world is the great challenge of our time. Seeing the people at PERSOWN building and passionately utilizing mobile technology, AI/data platforms, and creative business models to create a sustainable standard for health care practitioners motivated my involvement in the company."

Our Team



Carey Officer President

Carey is a seasoned healthcare executive with over two decades of experience including Nemours Children's Hospital, Baptist Health and KPMG. Carey led the incubation of Telehealth, the Center for Health Delivery Innovation and KidsHealth.org at Nemours.



William D. Meadow Chairman

Billy is a serial technology entrepreneur who has launched many successful ventures, a few include PaySpan.com, LocatorX and internet based long distance calling with SS7 switches deployed in 130+ countries.



John F. Andrews Chief Operating Officer

John is a transformative executive for technology enabled & IT services organizations seeking to accelerate from startup & seed funding to private equity-sponsored growth machines as well as established organizations ready to accelerate revenue and growth



Carrie Grant, BSN, MBA VP Operations

Carrie is an accomplished nurse and senior healthcare executive. Her experience with health systems such as Mayo, Baptist Health, Intermountain and Nemours provide valuable professional experience in helping advance our mission.



Richard Still Chief Financial Officer

Richard Still has a strong background in finance, operations and corporate startups. He has most recently served as CFO of a $100M privately held company.



Pablo Borges Director of Software Engineering

With a career spanning 14 years across various continents, Pablo has demonstrated exceptional skills in strategic planning, solution architecture, and full-stack engineering.



Ray Sands VP Business Development

Ray has 35+ years of experience working in business development in higher education, banking, simulation and training, media, and technology. He has an extensive network of relationships with C-Suite Executives, Government Officials, and non-profit sector



David D. Woods Senior Healthcare Advisor

Dr. Woods specializes in oral surgery dentist only in Ponte Vedra Beach, FL and has over 32 years of experience in the field of medicine.



Jaime L. Kibler-McCormick, DO Senior Healthcare Advisor

Dr. McCormick is Board certified family medicine physician providing care to children, adolescent, adult, and geriatric populations.



Susan Masucci Marketing Strategist



Finn Paige Creative Director

Revolutionizing Global Healthcare


PERSOWN™
CONNECT

Transforming Access to Healthcare with Funding, Training & Tools

At PERSOWN *Connect*, we are working to bring affordable sustainable healthcare services to the billion underserved families around the world. By leveraging innovative funding methods, training, and technology, we're bringing first-world healthcare solutions to those who need it most.


World Health Organization
“Around 5 million children under 5 years old die annually, largely from preventable causes such as diarrhea, pneumonia, and malaria.”

Our Innovative Approach

To empower communities, PERSOWN *Connect* partners with financial institutions to create microfinancing opportunities. These loans fund Community Medical Technicians (CMTs) who bring affordable healthcare directly to families.

The CMT CareKit

One CMT can provide care to 200-250 famiies, which equals about 1,000 people.



- Customizable for Country
- Bluetooth Monitoring
- Wireless Uploading
- AI Agent Assistance
- Auto Data Organization
- Durable & Reliable
- Lightweight & Compact
- Embroidered Logo
- Accessible Healthcare

These CMTs will be empowered by our in-country financial partners to enable Consumer Treatment Loans for some of their families who need immediate care and do not have cash on hand for their recommended treatment.

1 billion underserved families need affordable care.

Invest today.
Transform tomorrow.

PERSOWN™ CONNECT

Armed with leading-edge diagnostic tools, CMTs ensure that underserved populations receive essential care and maintain personal electronic health records.


Billy Meadow, Founder
"Good health is the essential element to a productive and enjoyable life, and we aim to enable CMTs to serve and educate at the family level empowering mothers as the best stewards of family care."

They also facilitate telehealth sessions and manage the delivery of treatment and medications through small pay-for-service fees from families. Our unique franchise model supports this mission, expanding the efforts of local NGOs, faith-based clinics, and health ministries.

Our Business Model

In developing countries, **2.5 million Community Health Workers** struggle with inadequate resources to provide quality care. PERSOWN *Connect* empowers these workers by offering a **Franchise CareKit**, a turnkey medtech solution that transforms them into **Community Medical Technicians (CMTs).**

Through partnerships with **microfinance banks and NGOs or Other Health Organizations**, CMTs can access **$2,500 microloans** to purchase their CareKit, equipping them with state-of-the-art diagnostics, digital tools, and training. Each **CMT operates as an independent entrepreneur**, serving **hundreds of families** within her designated territory. Families pay small, affordable **weekly SMS-based subscriptions**, ensuring sustainable healthcare access and lifetime digital health records.

Our Revenue Model

- CMTs **generate income** while delivering vital healthcare services.
- PERSOWN Connect and its **global partners earn small royalties** on each CareKit for years to come.
- Investors benefits from a **scalable, high-impact model** designed for long-term sustainability.

With a **billion underserved families** gaining affordable, continuous healthcare, we envision a **profitable, impact-driven business** that will **pay monthly dividends** to shareholders as we scale.

Why PERSOWN *Connect*

Backed by a leadership team experienced in global healthcare systems, payment technologies, and logistics, PERSOWN *Connect* operates a sustainable and efficient for-profit franchise model.

Our integration of healthcare and education into developing countries accelerates the availability of modern healthcare innovations, preventing lifelong suffering from untreated diseases.



What the World Needs

An additional 15 million trained health workers.


Lack of access to affordable diagnostics leads to
Undiagnosed Conditions & Chronic Suffering

Seizing the Opportunity

The expansion of worldwide satellite connectivity via SpaceX Starlink is a key enabler. It allows CMTs to instantly access the latest AI-driven health resources; offer point-of-care testing; connect with specialists globally; and leverage payment models.

> "Today, 98% of statistically analyzed healthcare data comes from people in first-world countries. We'll broaden the genetic data set for researchers worldwide."
>
> Billy Meadow, Founder

PERSOWN™ CONNECT

Crucially, this initiative opens new markets for technology providers, capitalizing on economies of scale with cost-effective investments.

Global Facts



75%

of the world's medical providers do not have access to trustworthy laboratory data.

Creating Lasting Impact

Our approach optimizes capital use by offering micro-financing for medical equipment loans to CMTs, fostering community-driven healthcare.


Global Relations
Our global relationship with a large bank and other international wholesale lenders will provide sufficient capital to the in-country microlender to make loans accessible.

With 3,000 Micro Financing Institutions globally, serving 80 million borrowers, we leverage this network to provide loans starting at $2,500 for CMT franchisees. Each CMT supports approximately 250 families with a subscription model costing a mere $0.50 per week per family, offering extensive healthcare services and access to scheduled telehealth resources.

Microfinancing

100+ countries funded

with $120 billion of placed capital

3,000+ micro-lending

organizations have an average loan of less than $1,000

---

140 million

entrepreneurial borrowers worldwide

80% female borrowers

receive loans from the bank

3% interest rate

average percentage per month

By securitizing these loans, PERSOWN *Connect* builds the necessary infrastructure to tap into a tiny slice of the 100+ trillion-dollar bond market. With default rates similar to first-world banks, our educated CMTs bolster community health, reducing illness and economic risk. And will help lower interest costs with efficient and accurate payment processing.


Global Banking
Leveraging the global banking system to efficiently provide financing to equip, train, and support our targeted 2.5 million community medical technicians.

Invest Today

PERSOWN *Connect* is not just enhancing healthcare — it's reshaping it to be inclusive, sustainable, and forward-thinking.



The Power of Investing
Learn how a $100 base equity investment can make a difference.
$100 Base Equity Investment
Microfinancing Institution
$2,500 Loan to CMT
CareKit for CMT
CMT Cares for ≈250 Families
Healthcare for 1,000 People

Join us in our mission to profitably and sustainably ensure that no child or family suffers from preventable illnesses due to lack of resources.


Improve health.
Build wealth.
Start your investment today.
PERSOWN™
CONNECT

Downloads

01 PERSOWN Connect Summary for Investors r12 WF.pdf